02041994

RECD S.E.C.
JUN 2 8 2002
1086

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2001

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________________ to ____________________

Commission File No. 1-14787

Delphi Savings-Stock Purchase Program for Salaried Employees in the United States
(Full title of the plan)

DELPHI CORPORATION
5725 Delphi Drive, Troy, Michigan 48098
(Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices)

PROCESSED
JUL 0 3 2002
THOMSON
FINANCIAL

TABLE OF CONTENTS

INDEPENDENT AUDITORS' REPORT

Delphi Savings-Stock Purchase Program for Salaried Employees in the United States:

We have audited the accompanying statements of net assets available for benefits of the Delphi Savings-Stock Purchase Program for Salaried Employees in the United States (the "Program") as of December 31, 2001 and 2000, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Program's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Program as of December 31, 2001 and 2000, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Deloitte + Touche LLP

Detroit, Michigan
June 24, 2002

DELPHI SAVINGS-STOCK PURCHASE PROGRAM FOR SALARIED EMPLOYEES IN THE UNITED STATES

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2001 AND 2000
(Dollars in Thousands)

	2001	2000
ASSETS -		
Investment in master trust (Note 3)	$ 2,439,760	$ 2,527,607
NET ASSETS AVAILABLE FOR BENEFITS	$ 2,439,760	$ 2,527,607

See notes to financial statements.

DELPHI SAVINGS-STOCK PURCHASE PROGRAM FOR SALARIED EMPLOYEES IN THE UNITED STATES

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2001 AND 2000
(Dollars in Thousands)

	2001	2000
ADDITIONS TO NET ASSETS ATTRIBUTED TO:		
Contributions:		
Participants	$ 119,355	$ 129,351
Rollover	2,353	6,394
Employer	15,421	52,602
Net transfers from participating plans	2,822	3,362
Total additions	139,951	191,709
DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:		
Net investment loss from the master trust and participant loans (Note 3)	78,901	269,887
Benefits paid to participants or beneficiaries	145,118	90,458
Administrative expenses	3,779	753
Total deductions	227,798	361,098
NET DECREASE	(87,847)	(169,389)
NET ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF YEAR	2,527,607	2,696,996
NET ASSETS AVAILABLE FOR BENEFITS, END OF YEAR	$ 2,439,760	$ 2,527,607

See notes to financial statements.

DELPHI SAVINGS-STOCK PURCHASE PROGRAM FOR SALARIED EMPLOYEES IN THE UNITED STATES

NOTES TO FINANCIAL STATEMENTS

1. THE PROGRAM

General – Delphi Corporation ("Delphi"), formerly Delphi Automotive Systems Corporation, established the Delphi Savings-Stock Purchase Program for Salaried Employees in the United States (the "Program"), a defined contribution plan, in connection with the spin-off of Delphi from General Motors Corporation ("GM") effective on May 28, 1999.

The Executive Committee of Delphi's Board of Directors acts as the Program fiduciary and, along with various officers, employees and committees, with authority delegated from the Program fiduciary, controls and manages the operation and administration of the Program subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). This Committee designated General Motors Asset Management ("GMAM") as a named fiduciary and investment advisor to the Program. State Street Bank and Trust Company acts as the Program's trustee and Fidelity Institutional Retirement Services Company acts as the Program's recordkeeper. Certain costs of Program administration are paid by Delphi.

The following brief description of the Program is provided for general information purposes only. Participants should refer to the Program document and prospectus for a complete description of the Program's provisions.

Eligibility - An employee shall become eligible to participate and accumulate savings on the first day of the month following the completion of six months of service. Employees transferred from GM who, on the date of transfer, were eligible to immediately participate in the GM Program were immediately eligible for this Program. Employees hired on or after January 1, 2001 will be automatically enrolled in the Program at a 3% deferred savings contribution rate.

Participant Contributions - An eligible participant employed by Delphi (an "Employee") may elect to contribute to the Program as follows:

- On an after-tax basis, up to 20% of an Employee's eligible salary as defined in the Program.
- On a pre-tax basis, an amount of eligible salary which is the lesser of (1) $10,500 in 2001 or (2) 20% of the Employee's eligible salary for the calendar year.
- In lieu of receipt of any payout of the cash portion of the Incentive Compensation Plan for Salaried Employees in the United States to which the Employee is entitled, an Employee may elect to have Delphi contribute, to the extent permissible under tax law, 100% of any such amount to the Program.
- In lieu of receiving a Flexible Compensation Payment from Delphi, an Employee may elect to have Delphi contribute 100% of the Flexible Compensation Payment contributed to the Program until the tax deferral legal limit is reached. Any remaining portion of such payment will be contributed on an after-tax basis to the extent permissible under tax law.

Employer Contributions - As defined in the Program document, Delphi's total matching contribution is limited to 70% of basic savings. Basic savings is defined by the Program as Employee contributions up to 7% of an Employee's eligible salary for Employees hired prior to January 1, 2001, and up to 8% of an Employee's eligible salary for employees hired on or after January 1, 2001. Delphi's matching contribution is invested entirely in the Delphi Common Stock Fund. Such contributions must remain invested in this fund through December 31 of the calendar year in which the contributions were made, at which time Employer contributions may be transferred by the participant to other available investment options. Effective March 1, 2001, a one-month moratorium was implemented for Delphi's matching contribution on a basic savings and for the month of April 2001, Delphi matched 50% of basic savings. Effective May 1, 2001, the Program was amended to indefinitely suspend Delphi's matching contribution for all participants.

An Employee hired on or after January 1, 1993 and prior to January 1, 2001 receives additional monthly Employer contributions equal to 1% of the Employee's eligible salary. These contributions are provided because such Employee will receive different postretirement benefit treatment than an Employee hired prior to January 1, 1993. Such contributions are credited to the Employee's account whether or not the Employee elects to participate in the Program.

Vesting - Employee and Employer contributions and earnings thereon vest immediately on allocation to the Employee's account, except for Employees with less than five years of credited service for whom Employer contributions and earnings thereon vest on January 1 following the calendar year in which such contributions or earnings are credited. In December 2001, the Program was amended to reduce this vesting period from five years to three years, effective January 1, 2002. Forfeitures are used to offset future Employer contributions.

Fund Exchanges - Participants may exchange funds between investment options on any business day. This provision does not apply to Employee contributions and Employer contributions required to be invested in the Delphi Common Stock Fund during the required retention period. Employee and Employer contributions may not be exchanged until completion of the required retention period.

Participant Withdrawals - A participant may withdraw funds from their account at any time after attaining age 59-1/2. Prior to age 59-1/2, employee after-tax savings may be withdrawn at any time, however, pre-tax savings may only be withdrawn because of termination of employment, retirement, death, total and permanent disability, or financial hardship. Prior to receiving a withdrawal for financial hardship, a participant previously must have taken all available asset distributions, withdrawals, and loans under all applicable plans maintained by Delphi. The amount that may be withdrawn for a financial hardship is limited as defined in the Program. The funds that represent a financial hardship withdrawal must conform to conditions required by the Internal Revenue Service (the "IRS"). A participant who receives a hardship distribution shall have his or her contributions to the Program suspended for 12 months following the distribution as required by law.

Investment Options - One-half of an Employee's basic savings and all of Delphi's contributions are required to be invested in the Delphi Common Stock Fund. The remaining 50% of an Employee's contributions shall be invested at the employee's direction, in 10% increments, in any of the following investment options:

- *Delphi Common Stock Fund* - Contributions are invested in Delphi common stock.

- *Promark Funds* - This investment option is comprised of many investment funds managed by GMAM, a registered investment advisor. Each of the funds has a different objective and investment strategy. To pursue their objectives, GMAM fund managers invest in a wide variety of investments. Complete information about each Promark Fund's objectives is described in the Program's prospectus.

- *Fidelity Mutual Funds* - This investment option is comprised of many different mutual funds managed by Fidelity Investments. Each mutual fund has a different objective and investment strategy. To pursue their objectives, the mutual fund managers invest in a wide variety of investments. Complete information about each mutual fund's objectives and investments is contained in that fund's prospectus.

Other Investments - Certain assets of former investment options are treated as follows:

- *Electronic Data Systems Corporation (EDS) Common Stock Fund* - No contributions or exchanges to this fund are permitted. Participants may only transfer out, borrow or withdraw assets from this fund.

- *Raytheon Class A Common Stock Fund* - No contributions or exchanges to this fund are permitted. Participants may only transfer out, borrow or withdraw assets from this fund.

- *GM Common Stock Funds* - No contributions or exchanges to the GM $1-2/3 Par Value Common Stock and GM Class H Common Stock Funds are permitted. Participants may only transfer out, borrow or withdraw assets from these funds.

Other Investment Information - Dividends and other earnings attributable to the Delphi Common Stock Fund, the Promark Funds, and Fidelity Mutual Funds are invested in the respective funds. Dividends attributable to the GM Common Stock Funds, EDS Common Stock Fund, and the Raytheon Class A Common Stock Fund are invested in the Promark Income Fund.

Participant Loans - Once each year, participants may borrow from their program accounts. The amount and terms for the loans are limited under the Program. The loan interest rate is established once each quarter at a rate equal to the prevailing prime lending rate as of the previous quarter and applies to all new loans issued. Repayment of loans is generally made through after-tax payroll deductions and is invested in the same discretionary investment options that the participant selected for their savings contributions. Interest paid on the loans is credited back to the borrowing employee's account in the Program.

Administrative Expenses – Administrative expenses consist of a 1% redemption fee on Delphi Common Stock assets held for less than 30 days. The redemption fee is paid to the fund and helps protect the fund's performance and shareholders by discouraging frequent trading in response to short-term market fluctuations. Certain costs of Plan administration are paid by Delphi.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies followed in the preparation of the accompanying financial statements are as follows:

- The financial statements of the Program are prepared under the accrual method of accounting and in accordance with accounting principles generally accepted in the United States of America.

- Investments are stated at fair value, except for investment contracts, which are stated at contract value. Fair values are calculated by reference to published market quotations, where available; where not available for certain common and collective trusts, various bases, including cost, are used in determining estimates of fair values. Contract value represents contributions made under the investment contracts, plus interest, less withdrawals and administrative expenses charged by the issuer of the contract.

- Security transactions are recorded on the trade date.

- Investment income is recognized as earned based on the terms of the investments and the periods during which the investments are held by the Program.

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect amounts reported therein. Due to the inherent uncertainty involved in making estimates, actual results reported in future periods may differ from those estimates.

3. THE MASTER TRUST

The Program's investment advisor and named fiduciary, GMAM, established the Delphi Savings Trust (the "master trust"), formerly the Delphi Automotive Systems Savings Trust, pursuant to a trust agreement between GMAM and State Street Bank and Trust Company, as trustee of the funds, to permit the commingling of assets of several employee benefit plans for investment and administrative purposes. As of January 1, 2000, all assets of the Delphi Income Security Plan for Hourly-Rate Employees were transferred to the master trust. All assets of the ASEC Manufacturing Savings Plan and the Delphi Mechatronics Systems Savings-Stock Purchase Program were transferred to the master trust on January 1, 2001 and June 1, 2001, respectively.

Each participating employee benefit plan has an undivided interest in the net assets and changes therein of each of the master trust investment funds in which the Program's participants invest. The net investment income of each of the master trust investment funds is allocated by the trustee to each participating plan based on the plan's interest in each master trust investment fund, as compared with the total interest of all the participating plans in each master trust investment fund at the beginning of the month.

As of December 31, 2001 and 2000, the Program had approximately a 70% and 74% interest in the master trust, respectively.

The net assets available for benefits of all participating plans in the master trust as of December 31, 2001 and 2000 is summarized as follows (dollars in thousands):

	2001	2000
ASSETS:		
Investments, at fair value:		
Mutual funds	$ 1,219,498	$ 1,335,638
Common and collective trusts	1,345,348	1,164,805
Commingled common stock funds *	716,659	703,945
U.S. Government securities	32,961	32,105
Corporate debt instruments	8,829	6,123
Loans secured by mortgages	2,068	3,734
Cash	389	3,278
Loans	151,640	159,202
Net assets available for benefits	$ 3,477,392	$ 3,408,830

* Both participant and nonparticipant-directed

Participant directed investments in the Promark Funds are included above in the Common and collective trust line. Such investments are commingled with GM investments in funds administered by GMAM.

The net investment loss of all participating plans in the master trust for the years ended December 31, 2001 and 2000 is summarized as follows (dollars in thousands):

	2001	2000
Interest and dividends	$ 51,410	$ 176,349
Net (depreciation) appreciation in fair value of investments:		
Mutual funds	(233,985)	(292,274)
Common and collective trusts	4,464	(2,437)
Commingled common stock funds	73,570	(215,065)
Other	3,548	3,823
Total net depreciation in fair value of investments	(152,403)	(505,953)
Total investment loss	$ (100,993)	$ (329,604)

4. TERMINATION OF THE PROGRAM

Although it has not expressed any intent to do so, Delphi has the right to terminate the Program subject to the provisions of ERISA. Such termination of the Program, if any, would not affect a participant's interest in assets already in the Program.

5. FEDERAL INCOME TAXES

On April 3, 2000, the Program was determined by the IRS to be a tax-qualified employee benefit plan, meeting the requirements of Sections 401(a), and 401(k) of the Internal Revenue Code of 1986, as amended (the "Code"), and the Trust established thereunder was determined to be exempt from United States Federal income taxes under Section 501(a) of the Code. The Program has applied for, but not yet received, an updated determination letter from the IRS related to subsequent amendments to the Program. The Program's fiduciary and tax counsel believe that the Program is designed and currently being operated in compliance with the applicable requirements of the Code, and therefore no provision for income taxes has been included in the Program's financial statements.

6. SUBSEQUENT EVENT

Effective April 1, 2002, as long as the Corporation's matching contribution remains suspended, participants may exchange funds required to be invested in the Delphi Common Stock Fund immediately after contribution. Funds exchanged prior to the expiration of the thirty-day holding period will be charged a one percent redemption fee.

As a result of the Economic Growth and Tax Relief Reconciliation Act of 2001, effective April 1, 2002, participants may now defer up to 40% of an Employee's eligible salary, as defined in the Program, up to current IRS limits for pre-tax savings ($11,000 for 2002).

SIGNATURE

Pursuant to the requirement of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Delphi Savings-Stock Purchase Program for Salaried Employees in the United States
(Name of Plan)

June 27, 2002

By:

Michael S. Fligstein
Director, Pension & Welfare Benefit Plans

Exhibit Index

Exhibit No.	**Description**
23	Independent Auditor's Consent

EXHIBIT 23

INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in Registration Statement Nos. 333-32552 and 333-78895 of Delphi Corporation on Form S-8 of our report dated June 24, 2002, appearing in this Annual Report on Form 11-K of Delphi Corporation Savings-Stock Purchase Program for Salaried Employees in the United States for the year ended December 31, 2001.

Deloitte & Touche LLP

Detroit, Michigan
June 27, 2002